EXHIBIT 99.1

Independent Proxy Advisor Firms Recommend Alio Gold Shareholders Vote for All Proposed Items at the Upcoming Annual General & Special Meeting

VANCOUVER, British Columbia, June 24, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today announced that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have both recommended that shareholders vote FOR all proposed items to be considered at the upcoming Annual General & Special Meeting of Shareholders of Alio Gold being held on June 27, 2019 at 2:00pm Pacific Time at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3.

ISS and Glass Lewis are two leading independent, third party proxy advisory firms who, among other services, provide voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Alio Gold shareholders are encouraged to read the meeting materials in detail and cast their voted prior to the proxy voting deadline. Copies of the meeting materials are available under Alio Gold’s profile on SEDAR at www.sedar.com and on Alio Gold’s website at www.aliogold.com.

Attention Alio Gold Shareholders

Alio Gold shareholders are reminded to vote their proxy before 2:00 p.m. Pacific Time, on Tuesday, June 25, 2019. Alio Gold’s Board of Directors unanimously recommend that their shareholders vote IN FAVOUR of all proposed items.

For more information and assistance in voting your proxy, please contact Laurel Hill Advisory Group, at:

  North America toll-free: 1-877-452-7184
  Local and international: 416-304-0211
  Email: assistance@laurelhill.com

About Alio Gold

Alio Gold is a gold mining company, focused on production, exploration and development of gold mining projects in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Source: ALO

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.